Tuesday, 6 January 2015

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for 2,763,951 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend Scheme for the 2014/15 interim dividend, payable on 7 January 2015.  Dealings are expected to commence on 7 January 2015 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 2,341,671 ordinary shares are to be issued at a price of 937.40 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 77,625 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$73.6750 and 6,831 ADRs are to be issued under the US Employee Stock Purchase Plan at a price of US$62.6238, representing 422,280 ordinary shares (including fractional entitlements).

Contact: David Whincup, Company Secretarial Assistant (020 7004 3209)